Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements Nos. 33-41542, 33-41543, 33-60901, 33-60591, 333-68399, 333-42394, 333-95113, 333-99865, 333-91762 and 333-105705 of Sierra Health Services, Inc. on Forms S-8 and Registration Statement No. 333-105403 on Forms S-3 of our reports dated March 4, 2004, which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's adoption of the Statement of Accounting Standards No. 142 "*Goodwill and Other Intangible Assets*" appearing in this Annual Report on Form 10-K of Sierra Health Services, Inc. for the year ended December 31, 2003.

DELOITTE & TOUCHE LLP
Las Vegas, NV
March 4, 2004